Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

W Motorhome Sales North America, Inc.
606 Post Rd E, #536
Westport, CT 06880
https://wingammus.com/

Up to $1,234,999.50 in Common Stock at $5.25
Minimum Target Amount: $14,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: W Motorhome Sales North America, Inc.
Address: 606 Post Rd E, #536, Westport, CT 06880
State of Incorporation: DE
Date Incorporated: September 07, 2022

Terms:

Equity

Offering Minimum: $14,999.25 | 2,857 shares of Common Stock
Offering Maximum: $1,234,999.50 | 235,238 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.25
Minimum Investment Amount (per investor): $252.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+

5% bonus shares

$1,000+

10% bonus shares

$1,500+

12 hour rental of a fully furnished and fully stocked Wingamm Oasi 540.1 for a day trip in the continental United States.

$3,000+

24 hour rental of a fully furnished and fully stocked Wingamm Oasi 540.1 in the continental United States.

$5,000+

15% bonus shares

$7,500+

Airfare and hotel for two adults and 3 night rental of a fully furnished and fully stocked Wingamm Oasi 540.1 in the continental United States with optional curated itinerary.

$10,000+

20% bonus shares

$15,000+

All expenses paid trip to Verona Italy for two adults to tour the factory and showroom

$25,000+

Airfare and hotel for two adultsto travel to Verona, Italy to tour the Wingamm Group factory and showroom and rental of a fully furnished and fully stocked Wingamm motorhome for 7 nights with optional curated itinerary.

In order to receive perks from an investment, one must submit a single investment in

the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

W Motorhome Sales North America, Inc. ("W Motorhome Sales North America" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $525. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

W Motorhome Sales North America, Inc. ("W Motorhome Sales North America" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. The Company is the exclusive North American distributor of some of the most compact, technologically advanced, and luxurious recreational vehicles in the world. For over 40 years, Wingamm Group SRL has been producing motorhomes in Italy and selling them in 15 countries throughout Europe, Asia, and Australia. In the face of overwhelming popular demand, W Motorhome Sales North America, Inc. is bringing these exquisite motorhomes to customers in North America.

Corporate History: The founders initially developed this opportunity at TM Motorhome Sales, LLC. Subsequently, the founders formed W Motorhome Sales North America, Inc. and acquired all assets and liabilities of TM Motorhome Sales, LLC. All of the assets and liabilities of TM Motorhome Sales, LLC have been transferred to W Motorhome Sales North America via an asset purchase sale so that the company can move forward with its operations as a C-Corp.

Competitors and Industry

Competitor #1

Airstream Interstate 19

-Utilizes an existing Mercedes Sprinter shell, Wingamm Oasi 540 utilizes a custom fiberglass monocoque shell so the Wingamm Oasi 540 has the benefit of all of the below:

-Allows for reimagining the entire design and functionality

-Single piece cabin means no rattles or squeaky joints

-Light and aerodynamic

-No water intrusion issues (mold and mildew) because the single piece is seamless like the hull of a boat

-Unlike metal, does not conduct heat, so provides better temperature control and protection from external elements, saving users electricity and gas

-Seamless integration of shell to chassis is very difficult to replicate

-Superior external noise reduction

-Airstream Interstate19 is 19 Feet long and the Wingamm Oasi 540 is 17 feet 9 inches long so the Wingamm Oasi 540 can fit into a standard parking space in America and the Airstream Interstate 19 cannot. Because of its size, in our opinion the Wingamm Oasi 540 would be much easier to navigate in traffic and park when in a city.

-Airstream Interstate 19 has a Kitchenette so there is no permanent countertop space, the Wingamm Oasi 540 has permanent countertop space

-Airstream Interstate 19 only has 1 bed that sleeps 2. The Wingamm Oasi 540 has 2 beds that sleep 4.

-Airstream Interstate 19 bed uses up valuable floorspace and is laborious to set-up and takedown. The Wingamm Oasi 540's drop-down bed is mounted in the ceiling so it doesn't use floorplan space and its gas-assisted hinge technology makes it easy to recess in the ceiling when not being used.

-Airstream Interstate 19 dining room seats 5 but the dining table can only be used by 2 people. The Wingamm Oasi 540 seats 5 and the dining room table accommodates 4.

-Airstream Interstate 19 has a septic hose system that can only be emptied at designated sewage dumping sites. Dumping sites are mostly located at RV and camping sites. If your septic tank is full and you need to use your bathroom and you're far from a designated sewage dumping site, that is very inconvenient. If you're in a city there will be few options to empty your sewage. Wingamm's simple and elegant sewage "cassette" can be emptied in any toilet in America like a gas station or any public bathroom. We believe that you never have to be inconvenienced by not having a place to empty the septic tank when it's full. Also, there is room for two extra cassettes so if the tank is full you don't have to stop to empty the cassette and be

inconvenienced. Simply swap out the full cassette with an empty one.

-Airstream Interstate 19's price starts at $200,681 and the Wingamm Oasi 540 is priced at $145,000

Competitor #2

Winnebago Solis Pocket

-Winnebago Solis Pocket utilizes an existing Ram Promaster cargo van. The Wingamm Oasi 540 utilizes a custom fiberglass monocoque shell so Wingamm Oasi 540 has the benefit of all of the below:

-Allows for reimagining the entire design and functionality

-Single piece cabin means no rattles or squeaky joints

-Light and aerodynamic

-No water intrusion issues (mold and mildew) because the single piece is seamless like the hull of a boat

-Unlike metal, does not conduct heat, so provides better temperature control and protection from external elements, saving users electricity and gas

-Seamless integration of shell to chassis is very difficult to replicate

-Superior external noise reduction

-Winnebago Solis Pocket does not have a full bathroom. All it has is a portable toilet stored in a cabinet. The Wingamm Oasi 540 has a full bathroom with a sink, vanity, toilet and shower.

-Winnebago Solis Pocket has a Kitchenette so there is no permanent countertop space. The Wingamm Oasi 540 has permanent countertop space.

-Winnebago Solis Pocket only has 2 beds that sleep 3. The Wingamm Oasi 540 has 2 beds that sleep 4.

-Winnebago Solis Pocket's bed uses valuable floorspace and is laborious to set-up and takedown. The Wingamm Oasi 540's drop-down bed is mounted in the ceiling so it doesn't use floorplan space and its gas-assisted hinge technology makes it easy to recess in the ceiling when not being used.

-Winnebago Solis Pocket's dining room seats 2. The Wingamm Oasi 540 seats 5 with the dining room table accommodating 4.

-Winnebago Solis Pocket has the septic hose system which can only be emptied at designated sewage dumping sites. Dumping sites are mostly located at RV and camping sites. If your septic tank is full and you need to use your bathroom and you're far from a designated sewage dumping site, that is very inconvenient. If you're in a

city there will be nowhere to empty your sewage. Wingamm's simple and elegant sewage "cassette" can be emptied in any toilet in America like a gas station or any public bathroom. You never have to be inconvenienced by not having a place to empty the septic tank when it's full. Also, there is room for two extra cassettes so if the tank is full you don't have to stop to empty the cassette and be inconvenienced. Simply swap out the full cassette with an empty one.

Competitor #3

Winnebago Travato (best selling Class B motorhome in America)

- Winnebago Travato utilizes an existing Ram Promaster, Wingamm Oasi 540 utilizes a custom fiberglass monocoque shell so Wingamm Oasi 540 has the benefit of all of the below:

-Allows for reimagining the entire design and functionality

-Single piece cabin means no rattles or squeaky joints

-Light and aerodynamic

-No water intrusion issues (mold and mildew) because the single piece is seamless like the hull of a boat

-Unlike metal, does not conduct heat, so provides better temperature control and protection from external elements, saving users electricity and gas

-Seamless integration of shell to chassis is very difficult to replicate

-Superior external noise reduction

-The Winnebago Travato is 21 Feet long and the Wingamm Oasi 540 is 17 feet 9 inches long so the Wingamm Oasi 540 can fit into a standard parking space in America and the Winnebago Travato cannot. Because of its size the Wingamm Oasi 540 will be much easier to navigate in traffic and park when in a city.

-Winnebago Travato only has 1 bed that sleeps 2. The Wingamm Oasi 540 has 2 beds that sleep 4.

-Winnebago Travato's bed uses valuable floorspace and is laborious to set-up and takedown, Wingamm Oasi 540's drop-down bed is mounted in the ceiling so it doesn't use floorplan space and its gas-assisted hinge technology makes it easy to recess in the ceiling when not being used.

-Winnebago Travato dining room seats 2 and the dining room table can be used by 2 people. The Wingamm Oasi 540 seats 5 and the dining room table accommodates 4.

-Winnebago Travato's septic hose system can only be emptied at a designated sewage dumping site. Dumping sites are mostly located at RV and camping sites. If your septic tank is full and you need to use your bathroom and you're far from a designated

sewage dumping site that is very inconvenient. If you're in a city there will be nowhere to empty your sewage. Wingamm's simple and elegant sewage "cassette" can be emptied in any toilet in America like a gas station or any public bathroom. You never have to be inconvenienced by not having a place to empty the septic tank when it's full. There is room for two extra cassettes so if the tank is full you don't have to stop to empty the cassette and be inconvenienced. Simply swap out the full cassette with an empty one.

-Winnebago Travato's price is $152,504 and the Wingamm Oasi 540 is priced at $145,000.

Competitor #4

Thor Sequence

-Thor Sequence utilizes an existing Ram Promaster. Wingamm Oasi 540 utilizes a custom fiberglass monocoque shell so the Wingamm Oasi 540 has the benefit of all of the below:

-Allows for reimagining the entire design and functionality

-Single piece cabin means no rattles or squeaky joints

-Light and aerodynamic

-No water intrusion issues (mold and mildew) because the single piece is seamless like the hull of a boat

-Unlike metal, does not conduct heat, so provides better temperature control and protection from external elements, saving users electricity and gas

-Seamless integration of shell to chassis is very difficult to replicate

-Superior external noise reduction

-Thor Sequence is 22 Feet long and the Wingamm Oasi 540 is 17 feet 9 inches long so the Wingamm Oasi 540 can fit into a standard parking space in America and the Thor Sequence cannot. Because of its size the Wingamm Oasi 540 will be much easier to navigate in traffic and park when in a city.

-Thor Sequence has only has 1 bed that sleeps 2. The Wingamm Oasi 540 has 2 beds that sleep 4.

-Thor Sequence's bed uses valuable floorspace and is laborious to set-up and takedown. Wingamm Oasi 540's drop-down bed is mounted in the ceiling so it doesn't use floorplan space up and its gas-assisted hinge technology makes it easy to recess in the ceiling when not being used.

-Thor Sequence's septic hose system can only be emptied at a designated sewage dumping site. Dumping sites are mostly located at RV and camping sites. If your septic

tank is full and you need to use your bathroom and you're far from a designated sewage dumping site, that is very inconvenient. If you're in a city there will be nowhere to empty your sewage. Wingamm's simple and elegant sewage "cassette" can be emptied in any toilet in America like gas stations or any public bathroom. You never have to be inconvenienced by not having a place to empty the septic tank when it's full. There is room for two extra cassettes so if the tank is full you don't have to stop to empty the cassette and be inconvenienced. Simply swap out the full cassette with an empty one.

-Thor Sequence's price is $134,260 and the Wingamm Oasi 540 is priced at $145,000.

Current Stage and Roadmap

Our company, W Motorhome Sales North America, is currently pre-revenue. However, we have successfully secured reservations for over 200 motorhomes, which we estimate will generate more than $30 million in revenue upon delivery. It is important to note that the revenue generated from these sales will be attributed to W Motorhome Sales North America's authorized dealership partners. The dealership partners will then transfer the revenues to W Motorhome Sales North America net of a dealership processing fee and certain allowed costs.

As W Motorhome Sales North America, our primary focus is on delivering motorhomes to our valued U.S. customers. We are diligently working on finalizing the supply chain and manufacturing processes for our first U.S. model in collaboration with our supplier, Wingam Group SRL of Italy. We are excited to announce that we plan to start delivering Wingamm motorhomes to customers in the U.S. by late summer of 2023.

With our commitment to delivering exceptional motorhomes and the high demand we've observed, we anticipate a substantial increase in reservations as we embark on delivering the first Wingamm motorhomes to U.S. customers later in 2023.

Our current demand has been generated by organic press coverage, display of a European Wingamm motorhome at three "pop-up" showrooms in U.S. shopping centers and attendance at the Florida RV SuperShow in Tampa. We feel that consumer response to seeing our European demo Wingamm motorhome has been nothing short of disruptive to the RV industry. Therefore, we intend to increase our attendance at RV Shows and the frequency of our "pop-up" showrooms. We also plan to open permanent showrooms in strategic U.S. cities.

Initially we are distributing just one Wingamm model to U.S. customers, the Oasi 540.1, but we intend to expand our offering to include Wingamm Group's complete offering of seven motorhome models and two towable travel trailer models.

The Team

Officers and Directors

Name: Tony Diamond

Tony Diamond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and CEO
  Dates of Service: September, 2022 - Present
  Responsibilities: Oversight of strategy, operations and sales and marketing. Currently does not take a salary. Based on our current financial projections, which are subject to change, Tony will begin taking a salary approximately six months after we begin delivering Wingamm motorhomes to U.S. customers. Our current best estimate is that we will begin delivering motorhomes in late summer 2023.

Other business experience in the past three years:

- **Employer:** GS Vanlife, Inc.
  Title: Director and CEO
  Dates of Service: November, 2019 - Present
  Responsibilities: This is an entity at the earliest stages of development with no meaningful activities.

Other business experience in the past three years:

- **Employer:** StayTony, Inc.
  Title: Director and CEO
  Dates of Service: October, 2018 - Present
  Responsibilities: Tony oversees this small apartment management company, which is not pursuing growth and requires very little attention.

Other business experience in the past three years:

- **Employer:** Lake Oconee Affordable Housing- Mobile Home Parks
  Title: Real Estate
  Dates of Service: November, 2022 - Present
  Responsibilities: Bulk purchase of 24 individually parceled manufactured homes with retired titles and 1 lot in the Eagle View Estates subdivision on Lake Oconee, GA. All homes have direct access to Lake Oconee.

Other business experience in the past three years:

- **Employer:** TM Motorhome Sales, LLC
  Title: Manager
  Dates of Service: October, 2020 - Present

Responsibilities: Managing TM Motorhome Sales LLC's ownership stake in W Motorhome Sales North America, Inc.

Name: Michael Sloan

Michael Sloan's current primary role is with Independent Consultant - Self-Employed. Michael Sloan currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, President and CFO
  Dates of Service: October, 2020 - Present
  Responsibilities: Oversight of strategy and finance. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Softbank Investment Advisers
  Title: Director, Data and Analytics
  Dates of Service: July, 2022 - September, 2022
  Responsibilities: Responsible for developing and executing Softbank's strategy to use "big data" to make better investment decisions and to assist Softbank's portfolio companies to make better strategic operating decisions.

Other business experience in the past three years:

- **Employer:** Citadel Investment Group - Ashler Capital
  Title: Head of Alternative Data Analytics
  Dates of Service: April, 2020 - December, 2021
  Responsibilities: Managed a team of data analysts and data engineers collecting and analyzing data to enable better investment trading decisions and outcomes.

Other business experience in the past three years:

- **Employer:** GS Vanlife, Inc.
  Title: Director, President and CFO
  Dates of Service: November, 2019 - Present
  Responsibilities: This entity is at a very early stage of development and requires very little attention at this time.

Other business experience in the past three years:

- **Employer:** StayTony, Inc.
  Title: Director, President and CFO

Dates of Service: April, 2018 - Present
Responsibilities: Michael oversees the financial operations of this small apartment management company, which is not seeking to grow and requires very little attention.

Other business experience in the past three years:

- **Employer:** TM Motorhome Sales, LLC
  Title: Managing Member
  Dates of Service: October, 2020 - Present
  Responsibilities: Manage TM Motorhome Sales LLC's ownership stake in W Motorhome Sales North America, Inc.

Other business experience in the past three years:

- **Employer:** YipitData
  Title: Head of Research - U.S. Internet Sector, Head of Research - China Sector
  Dates of Service: April, 2017 - November, 2019
  Responsibilities: Led a an interdisciplinary team of investment researchers, data analysts and data engineers to produce data-driven research for clients in the hedge fund, mutual fund, private equity and venture capital industries.

Other business experience in the past three years:

- **Employer:** Independent Consultant - Self-Employed
  Title: Consultant
  Dates of Service: October, 2022 - Present
  Responsibilities: Execute discrete projects in the application of alternative data to fundamental investment questions and strategic decisions, thereby providing insights that create actionable investment opportunities for my clients

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock of the company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock of the Company purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the recreational vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock of the Company in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in

the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, distribution of Recreational Vehicles. Our revenues are therefore dependent upon the market for Recreational Vehicles.

We may never have an operational product or service

It is possible that there may never be an operational Wingamm Group product conforming to U.S. laws and regulations or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying Common Stock as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than they currently have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

W Motorhome Sales North America, Inc. was formed on September 7, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. W Motorhome Sales North America has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that

we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bringing Wingamm Group SRL's Recreational Vehicles to the United States is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), NHTSA (National Highway Traffic Safety Administration) and other relevant state and federal government laws and regulations. The laws and regulations concerning the selling of our products may be subject to change and if they do then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Supply Chain Disruption

Our business plans are entirely dependent upon a single supplier, Wingamm Group SRL, and any disruption of Wingamm Group SRL's operations or of it's supply chain would likely have a material adverse impact on our Company. Our ability to generate revenues is dependent upon our supply of Recreational Vehicle products from Wingamm Group SRL and any failure of Wingamm Group SRL to supply Recreational Vehicle products to us would likely have a material adverse impact on our Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
TM Motorhome Sales LLC (Tony Diamond, Michael Sloan)	4,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 235,238 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock in this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: The shares were not sold but rather exchanged for all of the then outstanding assets and liabilities of TM Motorhome Sales LLC, principally the contractual exclusive right to distribute Wingamm motorhomes in North America.
  Date: September 07, 2022
  Offering exemption relied upon: N/A

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We estimate that we can operate the business for approximately 6 months without revenue generation. The bulk of our costs are directly related to revenue generating activities and can be deferred until such revenue generation occurs.

Foreseeable major expenses based on projections:

We project that over 84% of our total expenses will be our wholesale purchases of motorhomes which will in turn be sold to dealers and then to our end customers. We project that approximately 4% of our total expenses will be for personnel engaged in customer service, operations management and financial management. We project that the balance of our total expenses will be spread across various sales and marketing activities and general and administrative requirements.

Future operational challenges:

Global supply chains have been impacted by the Covid-19 pandemic, putting strains on the global RV industry's ability to produce motorhomes. At the same time, we believe that the pandemic contributed to increased demand in the RV industry,

driving it to an all-time high in 2021.

Our principal challenge for the foreseeable future will be producing motorhomes fast enough to meet our overwhelming demand and maintaining our customer relationships, as the time between customer order placement and customer delivery may be substantial. Our principal supplier has informed us that they have plans to increase production capacity, but it will take some time for the new production capacity to come online.

Future challenges related to capital resources:

As supply chains normalize and our principal supplier increases manufacturing capacity, we expect to increase our rate of deliveries over time. This will result in more inventory in-process at any given time and will require a greater working capital investment from our company.

While we expect demand to exceed our supply for the foreseeable future, our goal is to dominate the Class B motorhome market. Doing so will require substantial marketing activities, including establishment of showrooms with a geographic coverage accessible to most of the U.S. population. This establishment of these showrooms will require substantial capital investment.

Future milestones and events:

We expect to begin delivering motorhomes to U.S. customers by late summer of 2023. In addition to generating revenue, we believe this milestone will lead to an increase in reservations as we have spoken to many potential customers on our interest list of over 10,000 people who are waiting to see the delivery of a U.S. Wingamm motorhome before they feel comfortable paying our $1,000 reservation fee.

We will launch in 2023 with one Wingamm model, the Oasi 540.1. However, we plan to expand to Wingamm's additional models in 2024. We expect this will increase demand as many of our potential customers on our interest list have expressed interest in models other than the Oasi 540.

Our principal supplier has informed us that they are in the process of developing additional manufacturing capacity. When this capacity comes online, it will increase our annual revenue potential.

Our principal supplier has informed us that they are investigating options to establish manufacturing in North America. While this may take a few years to come to fruition, this additional capacity would substantially increase our annual revenue potential.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2023, the Company has capital resources available in the form of $1,500,669

cash held in accounts of our holding company TM Motorhome Sales LLC for the benefit of the Company. At the time of the launch of this crowdfunding campaign, TM Motorhome Sales LLC owns 100% of the shares outstanding of the Company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support inventory, sales, marketing, and general and administrative investments.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 44% will be made up of funds raised from this Crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We currently have very few regularly recurring expenses, but we are burning cash on an as-needed basis to continue moving the business forward.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 7 months. This is based on a projected monthly burn rate of $5,000 for expenses related to general and administrive.

How long will you be able to operate the company if you raise your maximum funding goal?

We currently have very few regularly recurring expenses, but we are burning cash on an as-needed basis to continue moving the business forward.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a projected monthly burn rate of $92,249 for expenses related to launch inventory investment ($47,666), sales and marketing ($24,000), and general and administrative ($20,583).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises from institutions and high net worth individuals and additional crowdfunding campaigns.

Indebtedness

- **Creditor:** Founders Tony Diamond and Michael Sloan as well as Marla Diamond and Nancy and Norman Sloan
  Amount Owed: $1,450,000.00
  Interest Rate: 5.0%
  Maturity Date: March 31, 2024
  The lenders may call the debt at any time.

Related Party Transactions

- **Name of Entity:** GS Vanlife, Inc
  Names of 20% owners: Tony Diamond; Michael Sloan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: GS Vanlife, Inc., a company owned by the same controlling owners, has entered into an agreement to pay TM Motorhome Sales LLC cash for the right to use the Company's showroom motorhomes for product testing and marketing.
  Material Terms: Subsequently, all rights and obligations of this agreement were transferred to W Motorhome Sales North America, Inc.

Valuation

Pre-Money Valuation: $21,000,000.00

Valuation Details:

W Motorhome Sales North America, Inc. ("W Motorhome Sales North America" or the "Company") is basing its valuation on the following factors: a) Multiples of projected net income over the next 3 years, 2) Publicly traded companies in the motorhome industry, 3) The size of the US market for motorhomes, and 4) The founder's & advisor's experience.

<u>Projected Net Income Multiples</u>

To provide investors with a comprehensive understanding of our projected net income and the underlying basis for our revenue projections, it is important to consider the costs of goods sold and operational expenses associated with reaching these figures. Further, it is important to note that the revenue generated from these sales will be attributed to W Motorhome Sales North America's authorized dealership partners.

The dealership partners will then transfer the revenues to W Motorhome Sales North America net of a dealership processing fee and certain allowed costs.

Based on our projections, we anticipate a net income of $2.4 million for our second full year of motorhome deliveries. This valuation of our company at 8.8 times the projected net income takes into account the costs of goods sold and operational expenses necessary to achieve this level of profitability.

Furthermore, for our third full year of motorhome deliveries, we project a net income of $6.7 million. This valuation of 3.1 times the projected net income accounts for the anticipated growth in revenue and the corresponding costs and expenses involved in scaling our operations.

To calculate these projections, we considered various factors, including historical industry data, market research, and our assessment of the demand for Wingamm motorhomes in the U.S. market. We have also analyzed our manufacturing and supply chain processes, taking into account any potential efficiencies or improvements. These projections are made on a reasonable basis, considering the growth assumptions associated with the motorhome industry, as well as our company's ability to meet customer demands.

The valuation of our company, which is 0.6 times our projected revenue in a backlog of approximately $30 million, reflects the commitment of our customers who have paid a $1,000 reservation fee. This fee indicates their intent to proceed with the purchase once their order is ready for delivery. It is important to note that this valuation accounts for the costs of goods sold, operational expenses, and other factors relevant to fulfilling these backlog orders.

Regarding our principal supplier's evaluation of producing U.S. vehicles in North America at a larger scale, we believe that if Wingamm's plans materialize, our current valuation represents only a fraction of the potential earnings power of our business. By exploring opportunities to produce vehicles in North America on a larger scale, we anticipate potential cost efficiencies and increased market reach, further bolstering our revenue and profitability projections.

In summary, our projections for net income take into account the costs of goods sold and operational expenses. These figures are based on a thorough analysis of industry trends, customer demand, manufacturing processes, and market research. We believe that W Motorhome Sales North America, Inc. valuation of $21,000,000.00 accurately reflects the potential of our business, and any future developments in our supplier's production plans could present additional growth opportunities.

Costs of Goods Sold (COGS):

To calculate the costs of goods sold, we would consider the direct costs associated with producing the motorhomes. Based on a projected income of $2.4M, we project our COGS to be roughly 50%. The projected COGS for the second full year is $1.2M million, which includes expenses such as materials, labor, and direct production costs.

<u>Gross Margins:</u>

To calculate the gross margin, we would subtract the COGS from the revenue and divide the result by the revenue. Let's assume that for the second full year, our projected revenue is $2.4 million. Subtracting the COGS of $1.2 million, the gross profit would be $1.2 million. Dividing this by the revenue, the gross margin would then be 50%.

<u>Profit Goal</u>

For the second full year, we have a projected net income of $2.4 million. This serves as our profit goal for that year. It represents the desired level of profitability we aim to achieve.

<u>Fixed Expenses</u>

Assuming our fixed expenses for the second full year amount to $1 million, these expenses are unrelated to the level of production or sales and include costs such as rent, utilities, salaries of permanent staff, insurance, and administrative costs.

By considering these specific figures, we can analyze the financial implications of our projections:

1. Gross Margin: With a gross margin of 50%, we retain $0.50 for every dollar of revenue after accounting for the direct costs of production.

2. Profit Goal: Our profit goal of $2.4 million represents the net income we strive to achieve for the second full year.

3. Fixed Expenses: Fixed expenses of $1 million need to be covered by the revenue generated to ensure the financial viability of our operations.

<u>Publicly Traded Companies in the Motorhome Industry</u>

While W Motorhome Sales North America, Inc. is not aware of any publicly traded comparables, Camping World Holdings (CWH), a publicly traded chain of retail RV dealerships currently trades at 12.03x net income, and Winnebago (WGO) and Thor Industries (THO), two publicly traded RV manufacturers, currently trade at 6.22x and 5.60x net income, respectively.

CWH differs from us in that they are a dealer who must compete with other dealers selling identical products. We are a distributor, selling Wingamm products to dealers who sell them to end customers. While we face competition from other motorhome brands, as the exclusive distributor for Wingamm, we do not face competition from anyone with identical products. Additionally, these public companies are mature and coming off of an unprecedented pandemic-driven year. In contrast, we have a long growth runway ahead.

We feel that valuing our company on our projected Year 3 net income at an approximately 61% discount to the earnings multiple of these mature companies

adequately discounts our valuation for execution risk and preserves an upside for our investors as we project continued substantial growth in our net income in Year 4 and beyond.

For the reasons listed above, when comparing publicly traded companies in the Motorhome industry to our company & its potential for growth, we believe our valuation of $21,000,000.00 is reasonably justified.

Size of U.S. Market

Though W Motorhome Sales North America, Inc. is pre-revenue, we believe our business is lower risk than most pre-revenue businesses as we benefit from Wingamm Group's 45 years of experience manufacturing and delivering motorhomes to customers all over the world.

Further, we believe that the U.S. R.V. market is 2-3x the size of Wingamm's home market of Europe. We reached this conclusion by comparing the size of the 2021 U.S. & European markets. In 2021, the number of total R.V. shipments in the U.S. reached 600,240 units, which was 2.3x the European market, which had 260,000 unit shipments.

For the reasons listed above regarding the size of the U.S. market in the motorhome industry, we believe our valuation of $21,000,000.00 is reasonably justified.

Founder & Advisor Experience

We believe our company further mitigates risk due to the background and experience of our founders and advisors. CEO and Director Tony Diamond has 13 years of experience in marketing, product development, and customer service, having built the lifestyle brand, StayTony into a leading furnished apartment rental management company. President and Director Michael Sloan has 19 years of experience as a financial analyst and professional investor, focusing over the past 5 years on data-driven strategy, forecasting, and capital allocation. Tony Diamond and Michael Sloan have been actively engaged in the RV industry for 3 years.

Additionally, the Founders are advised by Mel Flanigan, retired Chief Financial Officer of Camping World Holdings, the largest chain of retail RV dealerships in the country. They are also advised by their early investor, Norman Dorf, the third-generation owner and operator of a Honda dealership, which Norman has operated personally for the past 30 years.

For the reasons listed above regarding the success of the founders & management team of W Motorhome Sales North America, Inc., we believe our valuation of $21,000,000.00 is reasonably justified.

Disclaimers

The Company has set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has 1 class of stock (Common Stock); (ii) to date, the Company does not have any outstanding options, warrants, or other securities with a right to acquire shares; and (iii) the Company does not currently have any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  5.5%
  We will use 5.5% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  50.0%
  We will use 50% of the funds raised to purchase inventory for the Company's motorhomes in preparation of launch of the product.

- *Sales & Marketing*
  27.0%
  We will use 27% of the funds for sales and marketing to cover expenses to market our motorhomes and grow our book of motorhome purchase reservations.

- *General Administrative*
  12.0%
  We will use 12% of the funds for general and administrative expenses for the initial launch as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://wingammus.com/ (https://www.wingammus.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/wmotorhome

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR W Motorhome Sales North America, Inc.

[See attached]

TM MOTORHOME SALES LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
TM MOTORHOME SALES LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021, and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 19, 2022
Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	36,442	-
Total Current Assets	36,442	-
Non-current Assets		
Intangible Assets: Trademark, net of Accumulated Depreciation	2,500	2,500
Total Non-Current Assets	2,500	2,500
TOTAL ASSETS	38,942	2,500
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Refundable Customer Deposits	52,505	-
Total Current Liabilities	52,505	-
TOTAL LIABILITIES	52,505	-
EQUITY		
Partner Investment	47,500	2,500
Accumulated Deficit	(61,064)	-
Total Equity	(13,564)	2,500
TOTAL LIABILITIES AND EQUITY	38,942	2,500

Statement of Operations

| | Year Ended December 31, | |
	2021	2020
Revenue	-	-
Cost of Revenue		-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	10,251	-
General and Administrative	35,813	-
Rent and Lease	15,000	-
Depreciation		
Amortization		
Total Operating Expenses	61,064	-
Operating Income (loss)	(61,064)	-
Provision for Income Tax	-	-
Net Income (loss)	(61,064)	-

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(61,064)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Customer Deposits	52,505	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	52,505	-
Net Cash provided by (used in) Operating Activities	(8,558)	-
INVESTING ACTIVITIES		
Other	-	-
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Partner Investment	45,000	-
Net Cash provided by (used in) Financing Activities	45,000	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	36,442	-
Cash at end of period	36,442	-

Supplemental schedule of non-cash financing activity

Non-cash Contributions of Intellectual Property at Cost of $2,500	-	2,500

Statement of Changes in Member Equity

Member Capital

	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/20	-	-	-
Member Contributions	2,500	-	2,500
Net Income (Loss)	-	-	-
Ending Balance 12/31/2021	2,500	-	2,500
Partner Investment	45,000	-	45,000
Net Income (Loss)	-	(61,064)	(61,064)
Other	-	-	-
Ending Balance 12/31/2020	47,500	(61,064)	(13,564)

TM MOTORHOME SALES LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

TM Motorhome Sales LLC ("the Company") d/b/a/ Wingamm USA was formed in Delaware on October 27th, 2020. The Company plans to earn revenue by distributing motorhomes produced by Wingamm Group srl of Italy to U.S. recreational vehicle dealers for ultimate sale to U.S. consumers. The Company's headquarters are in Los Angeles, CA. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

We recognize revenue when control of vehicles transfers upon delivery to customers. Deferred revenue consists of refundable deposits on vehicles that have yet to be delivered.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

GS Vanlife, Inc., a company owned by the same controlling owners, has entered into an agreement to pay TM Motorhome Sales LLC cash for the right to use the Company's showroom motorhomes for product testing and marketing. Subsequently, all rights and obligations of this agreement were transferred to W Motorhome Sales North America, Inc.

See "Note 7 – Subsequent events".

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into a lease agreement for shopping center space November 15, 2021, totaling $10,000. The lease terminated December 15, 2021.

NOTE 5 – DEBT

See "Note 7 – Subsequent Events".

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

As of December 31, 2021, the company operated on a percentage interest basis.

See "Note 7 – Subsequent Events".

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 19, 2022, the date these financial statements were available to be issued.

On September 7, 2022, The Company undertook a corporate restructuring in which all of the assets and operations of TM Motorhome Sales were transferred to a newly created C-Corp, W Motorhome Sales North America, Inc. in exchange for 100% of the equity of that C-Corp.

In 2022, the Operating Agreement was amended to reflect a member's investment of $100,000 in exchange for 10% of the Class A and 10% of the Class B post-money units.

The Company is in the process of papering an additional amendment in which members will be investing $50,000, $5,000, and $5,000 in exchange for 1%, 0.1%, and 0.1%, respectively, of the Class A and Class B post-money units.

On September 20, 2022, the Company entered into multiple promissory note agreements with members, and family members, of the company totaling $1,450,000 and maturing on March 31st, 2023. The interest rate on the notes is 5%. Upon the event of default, the interest rate will increase to 10%.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these

efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

W Motorhome Sales North America, Inc. (the "Company") a Delaware Corporation

dba Wingamm USA

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022



Mongio &
Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
W Motorhome Sales North America, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other matter
In 2021 and prior, the Company operated under a predecessor entity named TM Motorhome Sales LLC. The financial statements of TM Motorhome Sales LLC should be read in conjunction with these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 9, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	1,491,416
Total Current Assets	1,491,416
Non-current Assets	
Intangible Assets: Exclusive Rights, net of Accumulated Amortization	2,500
Total Non-Current Assets	2,500
TOTAL ASSETS	1,493,916
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	6,809
Due to Related Party	37,412
Refundable Reservation Fees	167,000
Accrued Interest - Notes Payable	20,459
Total Current Liabilities	231,680
Long-term Liabilities	
Notes Payable - Related Party	1,450,000
Total Long-Term Liabilities	1,450,000
TOTAL LIABILITIES	1,681,680
EQUITY	
Common Stock	17
Additional Paid in Capital	172,483
Accumulated Deficit	(360,265)
Total Equity	(187,765)
TOTAL LIABILITIES AND EQUITY	1,493,916

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount			
Beginning Balance at 9/7/2022 (Inception)	4,000,000	17	172,483	(68,476)	104,024
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(291,789)	(291,789)
Ending Balance 12/31/2022	4,000,000	17	172,483	(360,265)	(187,765)

Statement of Operations

	Year Ended December 31, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	40,502
General and Administrative	155,870
General and Administrative - Related Party	69,412
Rent and Lease	6,788
Total Operating Expenses	272,573
Operating Income (loss)	(272,573)
Other Income	
Interest Income	1,243
Other	-
Total Other Income	1,243
Other Expense	
Interest Expense	20,459
Other	-
Total Other Expense	20,459
Net Income (loss)	(291,789)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(291,789)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	6,809
Accrued Interest	20,459
Refundable Reservation Fees	134,495
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	161,763
Net Cash provided by (used in) Operating Activities	(130,026)
FINANCING ACTIVITIES	
Issuance of Common Stock	125,000
Notes Payable - Related Party	1,450,000
Due to Directors	10,000
Net Cash provided by (used in) Financing Activities	1,585,000
Cash at the beginning of period	36,442
Net Cash increase (decrease) for period	1,454,974
Cash at end of period	1,491,416

W Motorhome Sales North America, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

W Motorhome Sales North America, Inc. ("the Company") dba Wingamm USA was formed in Delaware on September 7th, 2022. The Company plans to earn revenue by distributing motorhomes produced by Wingamm Group srl of Italy to U.S. recreational vehicle dealers for ultimate sale to U.S. consumers. The Company's headquarters are in Westport, Connecticut. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its recreational vehicles. Revenue is recognized when control of the vehicle transfers upon delivery to the customer.

Refundable Reservation Fees

The Company received refundable reservation fees from its customers with total ending balances of $32,500 and $167,000 as of December 31, 2021 and 2022, respectively. These reservation fees hold the corresponding customer's place in line for the receipt of a motorhome as it comes off our supplier's production line. These reservation fees are fully refundable at any point in time for any reason. When a motorhome nears its completion date, the Company's dealer partner ("the Dealer") contacts the corresponding customer requesting a 10% non-refundable deposit towards the purchase of said motorhome. The reservation fee is refunded to the customer at that time so that the customer may apply the reservation fee funds to the non-refundable Dealer deposit.

Asset Purchase Agreement

In September 2022, the Company entered into an Asset Purchase Agreement ("the Asset Purchase Agreement") with TM Motorhome Sales LLC ("the LLC") which is presented on the financials as of December 31, 2021. In exchange for 4,000,000 shares of the Company's Common Stock, the LLC sold all of its assets attributable to the business of serving as the exclusive provider of Wingamm recreational vehicles in the US along with all associated liabilities.

Intangible Assets

The Company's intangible asset consists of Exclusive Rights and is recorded at cost less any impairment losses. These exclusive rights have a useful life of 10 years following the Company's first delivery of a motorhome in the US. Because the Company has not yet delivered a motorhome, no amortization has been recorded as of December 31, 2022. In October 2020, the exclusive rights to sell Wingamm motorhomes in the US with a further right of first refusal for exclusive rights to sell Wingamm motorhomes in Canada and Mexico were purchased by one of the Company's Directors from GS Vanlife, Inc. (please see TM Motorhome Sales LLC review report) for a total of $2,500. These exclusive rights were then contributed to the Company in the form of a noncash capital contribution in exchange for 100% Interest in the Company which later diluted to 49.32% Interest as of December 31, 2021. The ending balance of this asset was $2,500 as of December 31, 2021 and 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In September and December 2022, the Company entered into numerous Letter of Credit Promissory Notes with the Company's Directors and the Directors' immediate family members totaling $1,450,000. These notes bear an interest rate of 5%, are not secured, and mature either upon demand or in March 2024. The notes had an initial maturity in March 2023, at which time all parties to the notes agreed to extend the maturity date by one year. The interest rate shall increase to 10% in the event of default. The proceeds from these notes are solely used as collateral to secure a letter of credit in the amount of $1,450,000 for the benefit of Wingamm Group srl of Italy in the ordinary course of business of exporting its motorhomes to the Company. The total ending balance of these notes, including principal and accrued interest, was $1,470,459 as of December 31, 2022.

In June 2022, the Company received a total advance of $10,000 from two of its Directors for the purposes of funding its operations. Furthermore, these two individuals along with a third investor of the Company's controlling shareholder personally paid for the Company's operating expenses in the total amount of $27,412. Both amounts bear no interest rate, no security, and are due upon demand. The total ending balance of this advance and reimbursable expenses was $37,412 as of December 31, 2022.

Throughout 2022, an investor of the Company's controlling shareholder personally paid for its operating expenses in the amount of $42,000 in exchange for an equivalent contribution towards the investor's capital account as seen in Additional Paid in Capital.

A verbal agreement has been reached whereby one or more of the Directors is to receive a commission for each motorhome sale generated during a specified period of time; the exact terms are in the process of being finalized subsequent to the date of this financial review. No commissions resulting from this agreement have been paid as of December 31, 2021, nor 2022.

Please see "Intangible Assets" note regarding GS Vanlife, Inc.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

Please see "Related Party Transactions" note.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	1,450,000	5%	2024	0	1,450,000	1,450,000	20,459	0	0	0	0
Total				**0**	**1,450,000**	**1,450,000**	**20,459**	**0**	**0**	**0**	**0**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	1,450,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 5,000,000 shares of Common Stock with a par value of $0.0001 per share. 4,000,000 shares were issued and outstanding as of December 31, 2022.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 9, 2023, the date these financial statements were available to be issued.

Please see "Related Party Transactions" note.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]











W Motorhome Sales North America is not live or open to the public at this moment.

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INVEST IN W MOTORHOME SALES NORTH AMERICA TODAY!

Bringing Europe's Most Innovative Motorhomes to America

For over 45 years, Wingamm Group SRL (Italian manufacturer) has been producing some of the most compact, technologically advanced, and luxurious recreational vehicles in the ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

Our Founders have already raised over $1.6 million to launch the business and we have taken over 200 reservations, representing over $30 million of revenue upon motorhome delivery. We have received over 10,000 customer inquiries since announcing Wingamm's introduction to North America. As a note, the revenue generated from these sales will be attributed to W Motorhome Sales North America's authorized dealership partners. The dealership partners will then transfer the revenues to W Motorhome Sales North America, Inc net of a dealership processing fee and certain allowed costs. The most popular YouTube videos for Wingamm Group SRL's Oasi 540 and Oasi 610 motorhomes have each been viewed over 6 million times. That's more views than review videos of any other Class B motorhome by a significant margin. The next most viewed competitor video has been viewed 3.9 million times. We believe we are on track to make Wingamm RVs the best-selling Class B motorhomes in the U.S.

9.6 million households intend to buy an RV within the next 5 years with the fastest growing category being the Class B (compact) motorhomes in which we compete. In 2021, the Class motorhomes continued in 2022 as the Class B Market grew 23% even as the RV industry as a whole declined 17.5%.*

We believe that leveraging the Wingamm Group SRL's substantial operating history and expertise significantly mitigates our execution risk. The Wingamm Group has successfully designed, manufactured, and delivered motorhomes to customers over the past 45 years. While our current plan is to launch with one motorhome model, we intend to add additional Wingamm Group models over time, diversifying across Wingamm's nine RV models.

**Information from the RV Industry Association (Source | Source)*

Invest Now
$5.25 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$252	$21M

OVERVIEW

We Believe U.S. Motorhomes Haven't Evolved to Meet the Needs of Today's

Discerning Customers – Enter Wingamm!



*These testimonials may not be representative of the experiences of other customers and is not a guarantee of future performance or success.

The U.S. RV market is notorious for poor quality and lack of innovation. In fact, the President and CEO of Airstream, Bob Wheeler, is quoted in Forbes, "I think the European RV industry is 15 years ahead of us here in the U.S." (Source).

W Motorhome Sales North America, Inc. has captured the attention of motorhome consumers. The most popular YouTube videos reviewing our Oasi 540 and Oasi 610 motorhomes have more views than review videos of any other Class B motorhome by a significant margin.

Furthermore, the Wingamm Oasi 540 model we are launching in the U.S. this year ranks 4th among the leading Class B motorhome models in Google searches per month, behind only the top-selling motorhomes of industry giants Winnebago and Airstream.

At the same time, consumers are gravitating toward energy efficiency. Class B (compact) unit shipments are up over 40% 2022 YTD while total RV shipments are down 2.6% (Source).

In addition, the addressable market for Class B motorhomes is expanding due to what we believe is the increasing popularity of "Van Life," glamping, remote work, experiential living and travel, tiny home living, COVID-related health concerns, and Americans' renewed interest in nature (Source).

We plan to capture this growth by displaying Wingamm motorhomes in high-end retail shopping center showrooms across North America. We have already launched 2 pop-up showrooms in Santa Monica, CA at the Santa Monica Place Shopping Center and in Long Island, NY at the Walt Whitman Shops.

As Wingamm Group's exclusive North American distributor, we are looking forward to watching our vision materialize. W Motorhome Sales North America, Inc. has over 200 pre-orders, accounting for approximately $30 million in potential revenue.

The Problem & our Solution

We Believe American RVs Are Designed Within Limitations of Existing Cargo Vans. Wingamm Builds From Scratch to Recreate the Luxuries of Home.



The image located on the left-hand side shows the production of Wingamm's distinctive fiberglass monocoque shell. The image located on the right-hand side depicts the completed Wingamm motorhome.

We believe that most motorhomes that are currently on the market fall short.

Wingamm's drop-down bed is effortless and comfortable while competing motorhomes have beds that use up precious floorspace, take time and effort to set up and take down, or are unsafe and exposed to the elements.



The image located on the left-hand side depicts Wingamm's drop-down bed. The image located on the right-hand side depicts the bed solutions located inside competing RVs.

Wingamm's dining area seats 5 people comfortably and allows for a social environment, while competing motorhomes seat 3 to 4 and, in our opinion, feel like sitting on an airplane.



The image located on the left-hand side depicts the Wingamm dining area. The image located on the right-hand side depicts a competitor's motorhome dining area.

Wingamm has a large gourmet kitchen, while our competitors have cramped, utilitarian kitchens.



The image located on the left-hand side depicts the Wingamm RV's kitchen. The images located on the right-hand side depict competitor's kitchens.

Wingamm provides a luxury "hotel style" bathroom while competing motorhomes offer drab and basic bathrooms.



The images located on the left-hand side depicts the Wingamm RV bathrooms. The image located on the right-hand side depicts a competitor's RV bathroom.

Wingamm provides all of this in a vehicle that is more than two feet shorter than most competing motorhomes.

Wingamm also offers a simple and elegant sewage "cassette" that can be emptied in any toilet in America while competing motorhomes pump out sewage with a high-pressure hose that is prone to leaks and spills and can only be emptied at designated dump stations that may require long-distance travel to reach.



The image located on the left-hand side depicts the Wingamm sewage "cassette". The image located on the right-hand side depicts a competitor's RV sewer pump.

Finally, we intend to market Wingamm in Tesla-like showrooms that are relatable to first-time RV buyers now entering the market, without alienating the traditional RV buyer. Competing motorhomes are commonly sold alongside rows of undifferentiated products, by aggressive salespeople, on large lots located well outside of major cities and exposed to the elements.



The image located on the left-hand side depicts W Motorhome Sales North America's retail showroom at Santa Monica Place shopping center. The image located on the right-hand side depicts a competitor's RV "show rooms".

The motorhome market deserves a luxury buying experience. No more dealing with large car

lots with undifferentiated products, and no more dealing with aggressive salespeople.

Tesla, Peleton, and Apple have brought their aspirational consumer products to customers via a high-end retail experience and Wingamm intends to follow in their footsteps.

The Market & our traction

9.6 Million Households Intend to Buy an RV Within the Next 5 Years


"This is a Wingamm. I'm telling you, it is gonna set the RV world on fire."
Scott Watson, Go Small. Live Large!

**These reviews from YouTube bloggers may not be representative of the experience of others and is not a guarantee of future performance or success.*

RVing is at an all-time high, with 11 million RV owners camping last year, and two million new RV renters in 2021 (Source).

W Motorhome Sales North America, Inc. intends to address a large portion of the U.S. market by offering Wingamm's entire line of 7 compact motorhomes and 2 travel trailers. At a price tag of $145,000, the Wingamm Oasi 540 is competitively priced.

Here's more on our latest traction:

1. We debuted our demo vehicle at the Florida RV SuperShow (the largest RV show in America) to rave reviews from the RV Press, with critics calling the Wingamm Oasi 540 motorhome **"a game changer"** and a **"disruptor"**
2. We have been contacted by dozens of dealerships interested in carrying our product line and are in the process of finalizing our first dealership agreements

why invest

Americans Have Been Clamoring for

Wingamm to Come to the U.S. for Years



With its unique monocoque shell, Wingamm motorhomes offer floor plans and features that we believe are unmatched by the competition. The proof is in the more than 10,000 customer inquiries we have received since announcing Wingamm's U.S. launch. To satisfy this demand, we are leveraging Wingamm's 45 years of manufacturing experience.

We believe we can disrupt the rapidly growing North American market for compact luxury motorhomes. Hit the road with W Motorhome Sales North America, Inc.!

ABOUT

HEADQUARTERS
606 Post Rd E, #536
Westport, CT 06880

WEBSITE
View Site ↗

For over 45 years, Wingamm Group SRL (Italian manufacturer) has been producing some of the most compact, technologically advanced, and luxurious recreational vehicles in the world, currently selling 7 motorhome models and 2 travel-trailer models in 15 countries throughout Europe, Asia, and Australia. In the face of overwhelming popular demand, W Motorhome Sales North America is bringing these exquisite, compact motorhomes to customers in North America. W Motorhome Sales North America, Inc is the exclusive North American distributor of Wingamm RVs. Our distribution company is pre-revenue, but we have already received over 10,000 inquiries and pre-sold over 200 motorhomes. As a note, the revenue generated from these sales will be attributed to W Motorhome Sales North America's authorized dealership partners. The dealership partners will then transfer the revenues to W Motorhome Sales North America net of a dealership processing fee and certain allowed costs. Wingamm Group SRL is not a parent company nor a subsidiary nor an affiliated entity of W Motorhome Sales North America. The only relationship between Wingamm Group SRL and W Motorhome Sales North America is an executed distribution agreement.

TEAM



Tony Diamond
Founder, Director and Chief Executive Officer

Tony Diamond is a Founder, Director and Chief Executive Officer of W Motorhome Sales North America. Tony spent most of his career in real estate, first as a real



Michael Sloan
Director and President

Mike Sloan is a Founder and Director of W Motorhome Sales North America. Previously, Mike served as Director of Data Analytics at SoftBank Investment Advisers and as Head of Data Analytics at Citadel Investment Group's

estate agent, next as an investor and real estate developer, and most recently as a transformative real estate entrepreneur. Tony has negotiated hundreds of leases and overseen the redevelopment of industrial, commercial, retail, and residential real estate. Tony has been profiled in numerous publications including Forbes, The Wall Street Journal, and The Los Angeles Times for an innovative financing solution to the high cost of rent in major cities implemented by his housing and hospitality company, StayTony.



long/short equity platform, Ashler Capital. Prior to joining Citadel, Mike oversaw two product development teams (accounting for more than half of revenue) at recently minted unicorn, YipitData. Earlier in his career, Mike was a partner at hedge fund, Harvey Partners. Mike holds a JD and MBA from Columbia University and a MA and BA from Stanford University.





Joel Sevilla
Head of Product Development

Joel Sevilla is Head of Product Development at W Motorhome Sales North America, Inc. Joel is an Emmy-nominated visual effects artist and the co-founder and President of Track Visual Effects providing VFX for some of Hollywood's biggest Films, TV and Commercials. Joel is also the Owner and President of Atlas Cloud, a cloud computing and colocation data center in Vancouver, Canada. In addition to his VFX and cloud computing careers, Joel previously owned and operated a Planet Fitness franchise in Anaheim, CA for 10 years.

Joel Sevilla works 2 hours per week on W Motorhome Sales North America.





Mel Flanigan
Advisor

Mel served as the CFO of Camping World Holdings, Inc (NYSE: CWH) from January 2019 to June 2020. Mr. Flanigan previously served as the Executive Vice President, Finance and CFO of DTS, Inc. (DTS), a leader in high-definition and wireless audio, licensing branded intellectual property to entertainment technology markets worldwide.

Mel is available as needed & contributes 1 hour per month thus far on W Motorhome Sales North America.





Norm Dorf
Advisor

Norm is the owner and President of Honda of Tenafly, which has been serving the tri-state area for 84 years. He is also the Owner of D&C Autobody. Norm received a JD from Brooklyn Law School and a BBA from George Washington University.

Norm Dorf contributes 1 hour per week on W Motorhome Sales North America.





Mike Frumin
Advisor

Michael serves as Director of Product and Data Science at Lyft for Transit, Bikes and Scooters. Prior to joining Lyft, Michael led a team of 60 software electrical and mechanical engineers as VP of Engineering at Motivate, North America's largest owner, operator and supplier of bikeshare systems. Also during his 15 years of experience in technology and transportation systems, Michael held two leadership roles at the Metropolitan Transportation Authority (MTA) in New York. He earned a Bachelor of Science in Computer Science from Stanford University and a Masters in Transportation and Operations Research from the Massachusetts Institute of Technology.

Mike Frumin is available as needed & contributes about 1 hour per month thus far on W Motorhome Sales North America.



TERMS

TERMS

W Motorhome Sales North America

Overview

PRICE PER SHARE
$5.25

VALUATION
$21M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$252

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.50

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
2,857

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
235,238

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+

5% bonus shares

$1,000+

10% bonus shares

$1,500+

12 hour rental of a fully furnished and fully stocked Wingamm Oasi 540.1 for a day trip in the continental United States.

$3,000+

24 hour rental of a fully furnished and fully stocked Wingamm Oasi 540.1 in the continental United States.

$5,000+

15% bonus shares

$7,500+

Airfare and hotel for two adults and 3 night rental of a fully furnished and fully stocked Wingamm Oasi 540.1 in the continental United States with optional curated itinerary.

$10,000+

20% bonus shares

$15,000+

All expenses paid trip to Verona Italy for two adults to tour the factory and showroom

$25,000+

Airfare and hotel for two adultsto travel to Verona, Italy to tour the Wingamm Group factory and showroom and rental of a fully furnished and fully stocked Wingamm motorhome for 7 nights with optional curated itinerary.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

W Motorhome Sales North America, Inc. ("W Motorhome Sales North America" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $525. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into W Motorhome Sales North America.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We're Wingamm USA, and we're the exclusive North American Distributor For Wingamm Group.

We have pre-orders worth $23 million and have been contacted by dozens of RV dealers across America who want to sell our motorhomes.

and based on the unsolicited press we've received

and over 10,000 customer inquiries,

We think it's fair to say Wingamm motorhomes is the talk of the 48 billion-dollar RV industry.

Wingamm Group is an Italian manufacturer of the most compact, luxurious and technologically advanced motorhomes in the world!

But don't take my word for it.

Here are reviews from the most popular US RV bloggers on YouTube, giving their unsolicited opinions about Wingamm.

Blogger 6: What in the heck is this thing? This is a Wingamm. I'm telling you, it is gonna set the RV world on fire.

Blogger 2: This is... I think my new love. This is the love of my life. Wait until you see the inside of this 17 foot van. It's insane. Look at it! I'm obsessed.

Blogger 3: ...that is brand new to the U.S. market, Wingamm. And I am totally impressed already.

Over the last 45 years, Wingamm has become a leading brand of compact motorhomes and travel trailers throughout Europe, Asia, and Australia. But unlike other RV manufacturers who simply retrofit an existing cargo van, Wingamm attaches a custom fiberglass living module to a chassis.

This innovation, coupled with Wingamm's unique drop-down bed, allows Wingamm to build incredibly compact motorhomes with larger bathrooms, kitchens, and living spaces than our competitors.

All, while manufacturing with a level of craftsmanship that in our opinion is not found in American motorhomes.

With the rise of remote work, van life, and increased interest in outdoor experiences and travel, the compact motorhome is the fastest-growing segment of the US RV industry, having grown

about 33% year-over-year in 2022, on top of 90% year-over-year growth in 2021.

And we believe no one is better positioned to capitalize on this growing trend, than Wingamm USA.

Customers are lined up to purchase our motorhomes, and we're now raising funds to roll out across the US.

We're also aiming to follow the Tesla showroom model, but for compact motorhomes.

So join us. Let's bring Italian design and innovation to what is in our opinion, the outdated US RV Industry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.